SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Amendment No. 1 to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

GANDER MOUNTAIN COMPANY

(Name of the Issuer)

Gander Mountain Company

Holiday Stationstores, Inc.

Arthur T. Erickson, II

Brian A. Erickson

Neal D. Erickson

Richard A. Erickson

Gerald A. Erickson

Ronald A. Erickson

Charles E. Pihl

David C. Pratt

Mark R. Gale

David C. Pratt Irrevocable Grantor Retained Annuity Trust, dated 12/1/92

Gratco, LLC

(Names of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

36471P108

(CUSIP Number of Class of Securities)

Eric R. Jacobsen

Executive Vice President, General Counsel and Secretary

180 East Fifth Street, Suite 1300

Saint Paul, Minnesota 55101

Telephone: (651) 325-4300

Facsimile: (651) 325-2001

(Name, Address and Telephone Number of Persons Authorized to Receive

Notice and Communications on Behalf of Persons Filing Statement)

Copies to:

W. Morgan Burns	C. William Baxley
Jonathan R. Zimmerman	King & Spalding LLP
Faegre & Benson LLP	1180 Peachtree St. NE
2200 Wells Fargo Center	Atlanta, Georgia 30309
90 South Seventh Street	Telephone: (404) 572-4600
Minneapolis, Minnesota 55402-3901	Facsimile: (404) 572-5132
Telephone: (612) 766-7000
Facsimile: (612) 766-1600

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 (c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer.
☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$23,850,047	$1,331

*

For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $23,850,047 in lieu of fractional shares immediately following a 1-for-30,000 reverse stock split to holders of fewer than 30,000 shares of the Issuer’s common stock prior to the reverse stock split.  The aggregate cash payment is equal to the product of the price of $5.15 per pre-split share and 4,631,077 pre-split shares, the estimated aggregate number of shares held by such holders.

**	Determined pursuant to Rule 0-11(b)(1) as the product of $23,850,047 and one-fiftieth of one percent. Previously paid.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by (i) Gander Mountain Company, a Minnesota corporation  (the “Company”), (ii) Holiday Stationstores, Inc. (“Holiday”), (iii) Arthur T. Erickson, II, (iv) Brian A. Erickson, (v) Neal D. Erickson, (vi) Richard A. Erickson, (vii) Gerald A. Erickson, (viii) Ronald A. Erickson, (ix) Charles E. Pihl, (x) David C. Pratt, (xi) the David C. Pratt Irrevocable Grantor Retained Annuity Trust, dated 12/1/92, (xii) Mark R. Gale, and (xiii) Gratco, LLC (“Gratco”).  Arthur T. Erickson, II, Brian A. Erickson, Neal D. Erickson, Richard A. Erickson, Gerald A. Erickson, Ronald A. Erickson, and Charles E. Pihl are all affiliates of Holiday and are hereinafter referred to, along with Holiday, as the “Holiday Group.”  David C. Pratt, Mark R. Gale and the David C. Pratt Irrevocable Grantor Retained Annuity Trust, dated 12/1/92 are affiliates of Gratco and are hereinafter referred to, along with Gratco, as the “Gratco Group.”

The information in the information statement filed as Exhibit (a) hereto, including all annexes thereto, and each exhibit hereto, is expressly incorporated by reference herein in its entirety and the responses to each item herein are qualified in their entirety by the information contained in the information statement and the annexes thereto.  Capitalized terms used but not defined herein have the meanings given to them in the information statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1.                Summary Term Sheet.

The information set forth in the information statement under the captions “Summary Term Sheet” and “Questions and Answers About the Reverse/Forward Stock Split and Related Transactions” is incorporated herein by reference.

Item 2.                Subject Company Information.

(a)           Name and Address.  Gander Mountain Company is the subject company.  Its principal executive offices are located at 180 East Fifth Street, Suite 1300, Saint Paul, Minnesota 55101 and its telephone number is (651) 325-4300.

(b)           Securities.  As of  November 23, 2009, there were 24,197,732 outstanding shares of common stock, par value $0.01, of the Company.

(c)           Trading Market and Price.  The information set forth in the information statement under the caption “Information About the Company—Price Range of Common Stock” is incorporated herein by reference.

(d)           Dividends.  The information set forth in the information statement under the caption “Information About the Company—Dividends” is incorporated herein by reference.

(e)           Prior Public Offerings.  The information set forth in the information statement under the caption “Information About the Company—Prior Public Offerings and Stock Purchases” is incorporated herein by reference.

(f)            Prior Stock Purchases.  The information set forth in the information statement under the captions “Information About the Company—Prior Public Offerings and Stock Purchases” and “Information About Other Filing Persons—Prior Share Purchases, Contacts, Transactions, Negotiations and Agreements Involving the Holiday Group, the Gratco Group and Related Persons” is incorporated herein by reference.

Item 3.                Identity And Background Of The Filing Person.

(a)       Name and Address.  With respect to the Company, the information set forth in Item 2(a) above is incorporated herein by reference.  With respect to each current executive officer and director of the Company, the information statement under the caption “Information About the Company—Executive Officers and Directors” is incorporated herein by reference.  With respect to all Filing Persons other than the Company, the information set forth in the information statement under the captions “Information About the Company—Security Ownership of Certain Beneficial Owners and Management” and “Information About Other Filing Persons—Business and Background of Entities and Certain Related Persons” is incorporated herein by reference.

(b)       Business and Background of Entities.  With respect to all Filing Persons other than the Company, the information set forth in the information statement under the caption “Information About Other Filing Persons—Business and Background of Entities and Certain Related Persons” is incorporated herein by reference.

(c)       Business and Background of Natural Persons.  With respect to each current executive officer and director of the Company, the information set forth in the information statement under the caption “Information About the Company—Executive Officers and Directors” is incorporated herein by reference.  With respect to natural persons affiliated with the Holiday Group and the Gratco Group, the information set forth in the information statement under the captions “Information About the Company—Executive Officers and Directors” and “Information About Other Filing Persons—Business and Background of Entities and Certain Related Persons” is incorporated herein by reference.

Item 4.           Terms Of The Transaction.

(a)           Material Terms.  The information set forth in the information statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse/Forward Stock Split and Related Transactions,” “Special Factors—Background of the Reverse/Forward Stock Split,” “Special Factors—Effects of the Reverse/Forward Stock Split,” and “General Information About the Reverse/Forward Stock Split” is incorporated herein by reference.

(c)           Different Terms.  The information set forth in the information statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse/Forward Stock Split and Related Transactions,” “Special Factors—Background of the Reverse/Forward Stock Split,” “Special Factors—Factors Considered in Determining Fairness—Potential Disadvantages to Shareholders of Reverse/Forward Stock Split,” “Special Factors—Effects of the Reverse/Forward Stock Split,” “Special Factors—Federal Income Tax Consequences of the Reverse/Forward Stock Split,” and “General Information About the Reverse/Forward Stock Split” is incorporated herein by reference.

(d)           Appraisal Rights.  The information set forth in the information statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse/Forward Stock Split and Related Transactions” and “General Information About the Reverse/Forward Stock Split—Appraisal Rights” is incorporated herein by reference.

(e)           Provisions for Unaffiliated Security Holders.  The information set forth in the information statement under the caption “General Information About the Reverse/Forward Stock Split—Provisions for Unaffiliated Shareholders” and “Special Factors—Factors Considered in Determining Fairness—Procedural Fairness” is incorporated herein by reference.

(f)            Eligibility for Listing or Trading.  Not applicable.

Item 5.           Past Contacts, Transactions, Negotiations And Agreements.

(a)       Transactions.   The information set forth in the information statement under the caption “Information About Other Filing Persons—Prior Share Purchases, Contacts, Transactions, Negotiations and Agreements Involving the Holiday Group, the Gratco Group and Related Persons” is incorporated herein by reference.

(b)       Significant Corporate Events.  The information set forth in the information statement under the captions “Special Factors—Background of Reverse/Forward Stock Split” and “Information About Other Filing Persons—Prior Share Purchases, Contacts, Transactions, Negotiations and Agreements Involving the Holiday Group, the Gratco Group and Related Persons” is incorporated herein by reference.

(c)       Negotiations or Contacts.  The information set forth in the information statement under the captions “Special Factors—Background of Reverse/Forward Stock Split” and “Information About Other Filing Persons—Prior Share Purchases, Contacts, Transactions, Negotiations and Agreements Involving the Holiday Group, the Gratco Group and Related Persons” is incorporated herein by reference.

(e)       Agreements Involving the Company’s Securities.  The information set forth in the information statement under the captions “General Information About the Reverse/Forward Stock Split—Description of Funding Obligation and Offers to Purchase” and “Information About Other Filing Persons—Prior Share Purchases, Contacts, Transactions, Negotiations and Agreements Involving the Holiday Group, the Gratco Group and Related Persons” is incorporated herein by reference.

Item 6.                Purposes Of The Transaction And Plans Or Proposals.

(b)           Use of Securities Acquired.  The information set forth in the information statement under the caption “Special Factors—Effects of the Reverse/Forward Stock Split—Effects on the Number of Our Authorized and Outstanding Shares and Registered Holders” is incorporated herein by reference.

(c)           Plans.

(1)       Not applicable.

(2)       Not applicable.

(3)       The information set forth in the information statement under the captions “Special Factors—Effects of the Reverse/Forward Stock Split—Effects on the Number of Our Authorized and Outstanding Shares and Our Registered Holders” is incorporated herein by reference.

(4)       The information set forth in the information statement under the captions “Summary Term Sheet” and “General Information About the Reverse/Forward Stock Split—Conduct of Our Business After the Reverse/Forward Stock Split” is incorporated herein by reference.

(5)       Not applicable.

(6)       The information set forth in the information statement under the captions “Questions and Answers About the Reverse/Forward Stock Split and Related Transactions,” “Special Factors—Effects of the Reverse/Forward Stock Split—Effects on the Number of Our Authorized and Outstanding Shares and Our Registered Holders” and “Special Factors—Effects of the Reverse/Forward Stock Split—Effects on Continuing Shareholders” is incorporated herein by reference.

(7)       The information set forth in the information statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse/Forward Stock Split and Related Transactions,” “Special Factors—Background of the Reverse/Forward Stock Split,” “Special Factors—Purposes of and Reasons for the Reverse/Forward Stock Split,” “Special Factors—Effects of the Reverse/Forward Stock,” and “General Information About the Reverse/Forward Stock Split” is incorporated herein by reference.

(8)       The information set forth in the information statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse/Forward Stock Split and Related Transactions,” “Special Factors—Background of the Reverse/Forward Stock Split,” “Special Factors—Purposes of and Reasons for the Reverse/Forward Stock Split,” “Special Factors—Effects of the Reverse/Forward Stock,” and “General Information About the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 7.                Purposes, Alternatives, Reasons And Effects.

(a)       Purposes.  The information set forth in the information statement under the captions “Questions and Answers About the Reverse/Forward Stock Split and Related Transactions,” “Special Factors—Background of the Reverse/Forward Stock Split” and “Special Factors—Purposes of and Reasons for the Reverse/Forward Stock Split” is incorporated herein by reference.

(b)       Alternatives.  The information set forth in the information statement under the captions “Questions and Answers About the Reverse/Forward Stock Split and Related Transactions” and “Special Factors—Background of the Reverse/Forward Stock Split” is incorporated herein by reference.

(c)       Reasons.  The information set forth in the information statement under the captions “Questions and Answers About the Reverse/Forward Stock Split and Related Transactions,” “Special Factors—Background of the Reverse/Forward Stock Split” and “Special Factors—Purposes of and Reasons for the Reverse/Forward Stock Split” is incorporated herein by reference.

(d)       Effects.  The information set forth in the information statement under the captions “Questions and Answers About the Reverse/Forward Stock Split and Related Transactions,” “Special Factors—Background of the Reverse/Forward Stock Split,” “Special Factors—Effects of the Reverse/Forward Stock Split,” “Special Factors—Factors Considered in Determining Fairness—Supportive Factors,” “Special Factors—Factors Considered in Determining Fairness—Potential Disadvantages to Shareholders of Reverse/Forward Stock Split,” “Special Factors—Federal Income Tax Consequences of the Reverse/Forward Stock Split” and “General Information About the Reverse/Forward Stock Split and the Offers to Purchase” is incorporated herein by reference.

Item 8.                Fairness Of The Going-Private Transaction.

(a)           Fairness.  The information set forth in the information statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse/Forward Stock Split and Related Transactions” and “Special Factors—Fairness of the Reverse/Forward Stock Split and the Offers to Purchase” is incorporated herein by reference.

(b)           Factors Considered in Determining Fairness.  The information set forth in the information statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse/Forward Stock Split and Related Transactions,” “Special Factors—Factors Considered in Determining Fairness,” “Special Factors—Summary of Fairness Opinion” and “Special Factors—Reasons for Approval by the Board of Directors” is incorporated herein by reference.

(c)           Approval of Security Holders.  The information set forth in the information statement under the caption “Special Factors—Factors Considered in Determining Fairness—Procedural Fairness” is incorporated herein by reference.

(d)           Unaffiliated Representative.  The information set forth in the information statement under the captions “Special Factors—Factors Considered in Determining Fairness—Procedural Fairness” and “Special Factors—Summary of Fairness Opinion” is incorporated herein by reference.

(e)           Approval of Directors.  The information set forth in the information statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse/Forward Stock Split and Related Transactions” and “General Information About the Reverse/Forward Stock Split—Recommendation of the Board of Directors” is incorporated herein by reference.

(f)            Other Offers.  The information set forth in the information statement under the caption “Special Factors—Background of the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 9.                Reports, Opinions, Appraisals And Negotiations.

(a)       Report, Opinion or Appraisal.  The information set forth in the information statement under the captions “Questions and Answers About the Reverse/Forward Stock Split and Related Transactions,” “Special Factors—Fairness of the Reverse/Forward Stock Split and the Offers to Purchase,” “Special Factors—Factors Considered in Determining Fairness” and “Special Factors—Summary of Fairness Opinion” and in Exhibits (c.1), (c.2), (c.3), (c.4), (c.5), (c.6) and (c.7) hereto is incorporated herein by reference.

(b)       Preparer and Summary of the Report, Opinion or Appraisal.  The information set forth in the information statement under the captions “Questions and Answers About the Reverse/Forward Stock Split and Related Transactions,” “Special Factors—Background of the Reverse/Forward Stock Split,” “Special Factors—Fairness of the Reverse/Forward Stock Split and the Offers to Purchase,” “Special Factors—Factors Considered in Determining Fairness” and “Special Factors—Summary of Fairness Opinion” and in Exhibits (c.1), (c.2), (c.3), (c.4), (c.5), (c.6) and (c.7) hereto is incorporated herein by reference.

(c)       Availability of Documents.  The information set forth in the information statement under the caption “Special Factors—Summary of Fairness Opinion” is incorporated herein by reference.

Item 10.             Source And Amounts Of Funds Or Other Consideration.

(a)           Source of Funds.  The information set forth in the information statement under the caption “General Information About the Reverse/Forward Stock Split—Description of Funding Obligations and Offers to Purchase” is incorporated herein by reference.

(b)           Conditions.  The information set forth in the information statement under the caption “General Information About the Reverse/Forward Stock Split— Description of Funding Obligations and Offers to Purchase” is incorporated herein by reference.

(c)           Expenses.  The information set forth in the information statement under the caption “General Information About the Reverse/Forward Stock Split—Fees and Expenses” is incorporated herein by reference.

(d)           Borrowed Funds.  Not applicable.

Item 11.             Interest In Securities Of The Subject Company.

(a)           Security Ownership.  The information set forth in the information statement under the caption “Information About the Company—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)           Securities Transactions.  The information set forth in the information statement under the caption “Information About Other Filing Persons—Prior Share Purchases, Contacts, Transactions, Negotiations and Agreements Involving the Holiday Group, the Gratco Group and Related Persons” is incorporated herein by reference.

Item 12.             The Solicitation Or Recommendation.

(d)           Intent to Tender or Vote in a Going-Private Transaction.  Not applicable.

(e)           Recommendations of Others.  Not applicable.

Item 13.             Financial Statements.

(a)           Financial Information.

(1)       Our audited consolidated financial statements as of and for the years ended January 31, 2009 and February 2, 2008 are hereby incorporated by reference to the Company’s Report on Form 10-K for the year ended January 31, 2009 (File No. 000-50659) filed with the Commission on May 1, 2009.

(2)       Our unaudited consolidated financial statements as of and for the twenty-six weeks ended August 1, 2009 and August 2, 2008 are hereby incorporated by reference to the Company’s Report on Form 10-Q for the quarter ended August 1, 2009 (File No. 000-50659) filed with the Commission on September 15, 2009.

(3)       Not applicable.

(4)       The information set forth in the information statement under the caption “Information About the Company—Book Value Per Share” is incorporated herein by reference.

(b)           Pro Forma Information.  Not applicable.

Item 14.             Persons/Assets, Retained, Employed, Compensated Or Used.

(a)           Solicitations or Recommendations.  Not applicable.

(b)           Employees and Corporate Assets.  Not applicable.

Item 15.             Additional Information.

(b)           Other Material Information.  The information set forth in the information statement filed as Exhibit (a) hereto, including all annexes thereto, and each exhibit hereto, is incorporated herein by reference.

Item 16.             Exhibits.

The exhibits filed with this Schedule 13E-3 are set forth on the exhibit index filed as a part of this Schedule 13E-3 immediately following the signatures to this Schedule 13E-3.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this transaction statement is true, complete and correct.

Date: November 25, 2009		GANDER MOUNTAIN COMPANY

	By:	/s/ Eric R. Jacobsen
Eric R. Jacobsen
Executive Vice President,
General Counsel and Secretary

Date: November 25, 2009		HOLIDAY STATIONSTORES, INC.

	By:	/s/ Ronald A. Erickson
Ronald A. Erickson
Chief Executive Officer

Date: November 25, 2009		/s/ Arthur T. Erickson, II
Arthur T. Erickson, II

Date: November 25, 2009		/s/ Brian A. Erickson
Brian A. Erickson

Date: November 25, 2009		/s/ Neal D. Erickson
Neal D. Erickson

Date: November 25, 2009		/s/ Richard A. Erickson
Richard A. Erickson

Date: November 25, 2009		/s/ Gerald A. Erickson
Gerald A. Erickson

Date: November 25, 2009		/s/ Ronald A. Erickson
Ronald A. Erickson

Date: November 25, 2009		/s/ Charles E. Pihl
Charles E. Pihl

Date: November 25, 2009	/s/ David C. Pratt
David C. Pratt

Date: November 25, 2009	DAVID C. PRATT IRREVOCABLE GRANTOR RETAINED ANNUITY TRUST, DATED 12/1/92

By: Calco, Inc.
Its: Trustee

		By:	/s/ Mark Gale
Mark Gale
President

Date: November 25, 2009			GRATCO, LLC

	By:		/s/ Mark Gale
Mark Gale
Manager

Date: November 25, 2009	/s/ Mark R. Gale
Mark R. Gale

EXHIBIT INDEX

Exhibit No.	Description
(a)	The information statement, filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3, is incorporated herein by reference.

(c.1)	The opinion of Greene Holcomb & Fisher LLC, dated September 27, 2009, attached as Annex A to the information statement, is incorporated herein by reference.

(c.2)

Final presentation prepared by Greene Holcomb & Fisher LLC, presented to the special committee of the board of directors, filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3, is incorporated herein by reference. (previously filed)

(c.3)

Presentation prepared by Greene Holcomb & Fisher LLC, presented to the special committee of the board of directors on September 27, 2009, filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3, is incorporated herein by reference. (previously filed)

(c.4)

Presentation prepared by Greene Holcomb & Fisher LLC, presented to the special committee of the board of directors on September 21, 2009, filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3, is incorporated herein by reference. (previously filed)

(c.5)

Presentation prepared by Greene Holcomb & Fisher LLC, presented to the special committee of the board of directors on May 15, 2009, filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3, is incorporated herein by reference. (previously filed)

(c.6)

Presentation prepared by Greene Holcomb & Fisher LLC, presented to the special committee of the board of directors on April 24, 2009, filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3, is incorporated herein by reference. (previously filed)

(c.7)

Presentation prepared by Greene Holcomb & Fisher LLC, presented to the special committee of the board of directors on April 21, 2009, filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3, is incorporated herein by reference. (previously filed)

(d.1)

Form of promissory note pursuant to the Term Loan Agreement dated as of June 9, 2008 among the Company, Gratco, LLC and Holiday Companies, incorporated by reference to Exhibit 4.1 to the Company’s Form 10-Q Report (File No. 0-50659) for the quarter ended May 3, 2008, filed with the Commission on June 17, 2008.

(d.2)

Stock Purchase Agreement, dated November 11, 2006, among the Company and the investors named therein, incorporated by reference to Exhibit 10 to the Company’s Current Report on Form 8-K (File No. 0-50659), filed with the Commission on December 13, 2006.

(d.3)

Term Loan Agreement, dated as of June 9, 2008, among the Company, Gratco, LLC and Holiday Companies, incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q Report (File No. 0-50659) for the quarter ended May 3, 2008, filed with the Commission on June 17, 2008.

(d.4)

Registration Rights Agreement among the Company and the shareholders listed in the schedule thereto dated March 11, 2004, incorporated by reference to Exhibit 10.19 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-112494), filed with the Commission on March 15, 2004.

(d.5)

Employment Agreement dated January 9, 2009, by and between the Company and Michael Owens, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 0-50659), filed with the Commission on January 13, 2009.

(d.6)

Intercreditor Agreement among Fleet Retail Finance, Inc., in its capacity as agent, Holiday Companies and the Company dated as of December 19, 2001, incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (Registration No. 333-112494), filed with the Commission on February 5, 2004.

(d.7)

Form of Employment Agreement for the Company’s Executive Vice Presidents, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 0-50659), filed with the Commission on March 7, 2006.

(d.8)

Form of Employment Agreement for the Company’s Senior Vice Presidents, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 0-50659), filed with the Commission on March 7, 2006.

(d.9)

Funding and Indemnification Agreement, dated September 27, 2009, between the Company and Holiday Stationstores, Inc. , incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 0-50659), filed with the Commission on September 29, 2009.

(d.10)

Funding and Indemnification Agreement, dated September 27, 2009, between the Company and Gratco, LLC., incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 0-50659), filed with the Commission on September 29, 2009.

(f)	Not applicable.

(g)	Not applicable.